Paltalk, Inc.

30 Jericho Executive Plaza, Suite 400E

Jericho, New York 11753

July 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nicholas Lamparski

Re:	Paltalk, Inc.
Registration Statement on Form S-1
Filed on June 11, 2021, as amended on June 28, 2021
File No. 333-257036 (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Paltalk, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, as amended, so that it may become effective at 5:00 p.m., Eastern Time, on August 2, 2021, or as soon thereafter as practicable. This request for acceleration amends, restates and supersedes in its entirety the previously submitted acceleration request filed with the Commission on July 29, 2021 and is being filed to change the requested effective time from 2:00 p.m. to 5:00 p.m., Eastern Time, on August 2, 2021.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Greg R. Samuel, Esq. at (214) 651-5645.

Very truly yours,

PALTALK, INC.

By:	/s/ Jason Katz
Name:	Jason Katz
Title:	Chief Executive Officer

cc:	Greg R. Samuel, Esq., Haynes and Boone, LLP
Michael C. Haden, Esq., Haynes and Boone, LLP